SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______

Commission file number: 0-8401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CACI $MART PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART PLAN

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets Held for Investment Purposes as of December 31, 2001

INDEPENDENT AUDITORS' REPORT

To the Plan Sponsor and Participants of
     CACI $MART Plan
Arlington, Virginia

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2000 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan Sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the CACI $MART Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental accompanying schedule of assets held for investment purposes as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan Sponsor. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
McLean, Virginia

June 27, 2002

CACI $MART PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2002

INVESTMENTS (Note 3)	$135,014,078	$117,272,001

RECEIVABLES:
Employer contribution	919,467	581,184
Participant contributions	791,974	-

Total receivables	1,711,441	581,184

NET ASSETS AVAILABLE FOR BENEFITS	$136,725,519	$117,853,185

See notes to financial statements.

CACI $MART PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,333,543
Interest and dividends	4,580,875

Net investment income	5,914,418

Contributions
Employer	5,042,385
Participant	14,477,675
Rollover	1,164,287

Total contributions	20,684,347

Assets transfer from other plan	1,429,063

Total additions	28,027,828

DEDUCTIONS:
Benefits paid to participants	9,142,978
Administrative expenses	12,516

Total deductions	9,155,494

INCREASE IN NET ASSETS	18,872,334

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	117,853,185

End of year	$136,725,519

See notes to financial statements

CACI $MART PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2002

1.    DESCRIPTION OF THE PLAN

The following description of the CACI $MART Plan (the Plan), which is sponsored by CACI International Inc (the Plan Sponsor), provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has a profit sharing and a 401(k) feature. Profit sharing contributions are made at the discretion of the Plan Sponsor's Board of Directors. All contributions to the Plan are maintained in a trust fund consisting of separate amounts identifiable by individual participant.

Effective December 6, 2000, the Plan Sponsor acquired the federal services business and related assets of N.E.T. Federal, Inc., a subsidiary of Network Equipment Technologies, Inc., doing business as net.com. As a result of the acquisition, certain participants covered by the net.com 401(k) plan elected to transfer their assets directly into the CACI $MART Plan. Effective June 25, 2001, the amount of assets transferred was $1,429,063.

Eligibility - All U.S.-based employees of the Plan Sponsor, regardless of age, are eligible to participate as of their date of hire.

Contributions - Participants may elect to defer a percentage of their compensation to contribute to their account in the Plan trust. Participants may defer up to 15% of their compensation but not more than the maximum, which is indexed annually by IRS regulations.

The Plan Sponsor may match 50% of the first 6% of compensation deferred per quarter per eligible participant, other than employees assigned to the TEAS contract. Prior to July 1, 2001, participants assigned to the TEAS contract were eligible to receive a match from the Plan Sponsor of 100% of the first 3% of compensation deferred plus 50% of the next 4% of compensation deferred, as defined in the Plan Document.

Effective July 1, 2001, participants assigned to the TEAS contract may receive matching contributions equal to 50% of the first 6% of compensation deferred per quarter per eligible participant. In addition, an amount equal to 2% of compensation is contributed each year on behalf of each eligible participant assigned to the TEAS contract.

Generally, to be eligible for matching by the Plan Sponsor, a participant must be employed on the last day of each quarter. Contributions to the profit sharing feature of the Plan for eligible employees are made by the Plan Sponsor only at the discretion of the Plan Sponsor's Board of Directors.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Other than participants assigned to the TEAS contract, vesting in the Company's matching and profit sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after five years of credited service. All contributions to the Plan on behalf of participants assigned to the TEAS contract are 100% vested at all times.

Participant Account - Each participant's account is credited with the participant's contribution, the Sponsor's matching contribution, and allocations of (1) Sponsor discretionary contributions and (2) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and plan sponsor contributions into various investment options offered by the Plan. Participants may change their investment options daily.

Plan Administration - The Plan is administered by the Plan Sponsor. Effective January 31, 2001, Franklin Templeton Trust Company was removed as the Trustee of the Plan. Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. Expenses of administering the Plan may be paid by the Plan or the Plan Sponsor, as provided by the Plan Document. During 2001, the Plan paid administrative expenses of $12,516, Plan participants taking loans paid new loan setup fees, and all other administrative expenses were paid by the Plan Sponsor.

Participant Loans - The Plan allows participants to borrow against their account balance. The minimum loan amount is $1,000. The maximum loan amount is the lesser of (i) 50% of the vested balance of the participant's Plan account or (ii) $50,000, reduced by the highest outstanding loan within the previous twelve months. Only one loan is permitted at a time. Loan terms may be up to five years unless the loan purpose is for purchasing a primary residence, in which case the term of the loan may be for up to fifteen years. Interest is charged over the term of the loan. The interest rate is Prime plus 1% and is based on the Wall Street Journal rates on the last business day of the month prior to the initiation of the loan.

Retirement and Disability Benefits or Termination of Employment - Upon a participant's retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. The alternative forms are a single life annuity, installment, or lump-sum cash distribution. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after the end of the Plan year in which they terminate. Outstanding loans that are applied against these distributions are recorded as benefits paid to participants of the accompanying financial statements.

Death Benefits - Upon the death of a participant, their designated beneficiary will receive a benefit distribution over the same period as that in which the participant would have received it.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments in the Franklin Templeton and T. Rowe Price mutual funds are stated at fair value based on quoted market prices which represent the net asset value of shares held by the Plan at the end of the Plan year. Listed securities are valued at fair market value based on the closing price on a national securities exchange on the last business day of the Plan year. Participant loans are valued at cost which approximates fair value.

Security transactions are accounted for on the trade date. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation or depreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Payments of Benefits - Benefits are recorded when paid.

Risk and Uncertainties - The Plan provides for a number of investment options in a combination of stock and mutual funds whose investment objectives vary and whose underlying investment securities range from fixed income to equity. These investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

Recently Issued Accounting Standard - FASB 133 - The Plan adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the statement of net assets available for benefits. Since there were no derivative instruments held by the Plan since adoption of these standards, the adoption had no effect on the financial statements.

3.    INVESTMENTS

Investments that represent five percent or more of the Plan's net assets as of December 31, 2001, are separately identified below:

CACI International Inc, 529,563 shares	$20,907,157
T. Rowe Price Stable Value Fund, 24,567,373 shares	24,567,373
Franklin Small-Mid Cap Growth, 297,718 shares	9,279,866
Pimco Total Return Admin., 845,933 shares	8,848,455
Personal Strategy - Balanced, 593,938 shares	8,962,518
International Stock Fund, 1,285,827 shares	14,131,244
Equity Index 500 Fund, 240,109 shares	7,404,963
Small-Cap Stock Fund, 377,620 shares	9,568,879
Blue Chip Growth Fund, 452,265 shares	13,102,130

*All assets listed above are participant-directed.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,914,418 as follows:

Mutual Funds	$(9,914,903)
Common stock	14,305,322
Collective Investment trusts	1,319,932
Participant loans	204,067

$5,914,418

4.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, the Trustee shall either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

5.    TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan Sponsor and its qualified tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    FORFEITURES

Forfeitures of nonvested Company matching and profitsharing contributions are used to offset respective Company contributions for the Plan Year in which such forfeitures occur. Anticipated Company matching contributions were reduced by $415,755 during the year ended December 31, 2001.

7.    PARTY-IN-INTEREST

Prior to February 1, 2001, administration and recordkeeping services were provided by Franklin Templeton Defined Contribution Services, formerly known as Franklin ValuSelect (a wholly owned subsidiary of Franklin Resources, Inc.). Effective February 1, 2001, T. Rowe Price Trust Company was appointed as Trustee of the Plan. As a result, administration and recordkeeping services were provided by T. Rowe Price Retirement Plan Services, Inc., for the period February 1, 2001 through December 31, 2001.

Plan Assets were invested in certain mutual funds, which, for the period January 1, 2001 through January 31, 2001, were managed and provided with various services by subsidiaries of Franklin Resources, Inc., including trust services provided by Franklin Templeton Trust Company. For the period February 1, 2001 through December 31, 2001, the mutual funds were managed and provided with various services of T. Rowe Retirement Plan Services, Inc. Fees paid directly by the Plan Sponsor and participants for trustee and recordkeeping services totaled $6,000 for the year ended December 31, 2001. Franklin Resources, Inc., and T. Rowe Price Retirement Plan Services, Inc., also earned management fees and other fees from the funds in which participants invested throughout the respective periods.

8.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Net assets available for benefits per the financial statements	$136,725,519
Amounts allocated to withdrawing participants*	(8,784)

Net assets available for benefits per the Form 5500	$136,716,735

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Benefits paid to participants per the financial statements	$9,142,978
Add: Amounts allocated to withdrawing participants at December 31, 2001*	8,784
Less: Amounts allocated to withdrawing participants at December 31, 2000	(303,277)

Benefits paid per the Form 5500	$8,848,485

*Amounts are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

9.    SUBSEQUENT EVENTS

In November 2001, CACI International Inc acquired Digital Systems International Corporation (DSIC). On February 1, 2002, the DSIC 401(k) plan was merged into the CACI $MART Plan resulting in a transfer of assets in the amount of $12,409,660.

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 14, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

* * * * * *

CACI $MART PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

(a)	(b) Identify of Issuer, Borrower, Lessor, Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Value

*	CACI International Inc	Common Stock		$20,907,157
*	T. Rowe Price Stable Value Fund	Collective Investment Trust		24,567,373
	Tradelink Investments	Participant-Directed Brokerage Account		304,297
*	Franklin Small-Mid Cap Growth	Open-End Mutual Funds		9,279,866
	Janus Fund	Open-End Mutual Funds		940,860
*	Strong Opportunity	Open-End Mutual Funds		1,286,868
	Invesco Dynamics	Open-End Mutual Funds		241,585
	Pimco Total Return Admin.	Open-End Mutual Funds		8,848,455
*	Financial Services Fund	Open-End Mutual Funds		833,584
*	Personal Strategy - Income	Open-End Mutual Funds		4,723,159
*	Personal Strategy - Balanced	Open-End Mutual Funds		8,962,518
*	Personal Strategy - Growth	Open-End Mutual Funds		826,371
*	Health Sciences Fund	Open-End Mutual Funds		1,752,887
*	Media & Telecommunications	Open-End Mutual Funds		369,491
*	Nvest Growth and Income	Open-End Mutual Funds		3,330,598
*	International Stock Fund	Open-End Mutual Funds		14,131,244
*	Equity Index 500 Fund	Open-End Mutual Funds		7,404,963
*	Science and Technology Fund	Open-End Mutual Funds		831,500
*	Small-Cap Stock Fund	Open-End Mutual Funds		9,568,879
*	Blue Chip Growth Fund	Open-End Mutual Funds		13,102,130
*	Participant loans	Participant loans (maturing 2002 to 2016 at interest rates of 6% - 10.5%)		2,771,464
*	Cash held by custodian	Cash		28,829

				$135,014,078

*	Permitted party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 28, 2002	By:	/s/ Patrick Stefl

Patrick Stefl Vice President, Administrative Services

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Deloitte & Touche, LLP